UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

INDEX TO FINANCIAL STATEMENT AND REQUIRED SUPPLEMENTARY DATA

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4
At December 31, 2010 and 2009

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
For the years ended December 31, 2010 and 2009

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL SCHEDULES*
Schedule H, Part IV, Item 4(i) - Assets Held for Investment Purposes	15
Schedule H, Part IV, Item 4(j) - Reportable Transactions	16

EXHIBIT INDEX	18

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ashland Inc. Union Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of Ashland Inc. Union Employee Savings Plan (formerly Hercules Incorporated Savings and Investment Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ashland Inc. Union Employee Savings Plan as of December 31, 2010 and 2009, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held at end of year as of December 31, 2010 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morison Cogen LLP

Bala Cynwyd, Pennsylvania
June 28, 2011

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2010	2009

ASSETS:
Investments (at fair value) (Notes 3 and 4)	$9,144	$382,941
Investments in transit	236,988	-
Notes receivable from participants	1,302	6,050
Contributions receivable	1,204	974
Total assets	248,638	389,965

LIABILITIES:
Loan payable (Note 7)	-	4,018
Payable to Ashland Plan	221,564	-
Total liabilities	221,564	4,018

Net assets reflecting all investments at fair value	27,074	385,947

Adjustment from fair value to contract value for
fully benefit - responsive investment contract	-	(1,806)

NET ASSETS AVAILABLE FOR BENEFITS	$27,074	$384,141

The accompanying notes are an integral part of these financial statements

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	Year Ended
	December 31
	2010	2009

ADDITIONS:
Increase to net assets attributed to:
Investment income:
Interest	$2,266	$2,506
Dividends	5,726	5,452
Interest on notes receivable from participants	267	314
Contributions:
Participants	11,214	12,113
Employer	8,318	6,591
Other	48	186
Net appreciation in fair value
of investments (Note 4)	34,544	83,375
Total Additions	62,383	110,537

DEDUCTIONS:

Deductions from net assets attributed to:
Benefits paid to participants	69,918	32,504
Administrative expenses	133	124
Interest expense	74	306
Total Deductions	70,125	32,934

Net Increase (Decrease)	(7,742)	77,603

Transfer to Ashland Plan	(349,325)	-

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	384,141	306,538
End of year	$27,074	$384,141

The accompanying notes are an integral part of these financial statements

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.           Description of Plan

The following description of the Ashland Inc. Union Employee Savings Plan, formerly known as the Hercules Incorporated Savings and Investment Plan (the “Plan”) provides only general information.  The Plan is a defined contribution Internal Revenue Code (“IRC”) Section 401(k) plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

On November 13, 2008, Ashland Inc. (“Ashland” or the “Company”) completed the acquisition of Hercules Incorporated (“Hercules”), through a subsidiary merger transaction.  As a result of this transaction, Hercules became a wholly owned subsidiary of Ashland.  At the time of the merger, each share of Hercules common stock was converted into the right to receive 0.093 shares of Ashland common stock, par value $0.01 per share, and $18.60 in cash, without interest, which merger consideration had a value of approximately $23.01 per Hercules share based on Ashland’s July 10, 2008 closing stock price.

Upon hire, all employees of the Company or any subsidiary or affiliate who are members of a collective bargaining unit that has bargained to participate in the Plan:  (1) are eligible to participate in the Plan; (2) are enrolled in the Plan unless they choose not to participate and (3) obtain non-forfeitable (“vested”) rights to the full market value of their account.  At enrollment, participants may elect to contribute from 1% to 50% of their monthly wages on either a pre-tax or post-tax basis, or a combination thereof subject to IRC limitations. New participants are deemed to elect to contribute 3% of their wages as pre-tax contributions, unless they elect otherwise.

The Company contributes a matching contribution of 50% of the first 6% of the earnings that an employee contributes to the Plan for the pay period.  The matching contribution may be made in shares of stock, cash or may be used to pay down an exempt loan, the proceeds of which were used to acquire company stock held in a suspense account as part of the portion of the Plan that is an employee stock ownership plan (ESOP).  To the extent matching contributions are used to pay down an exempt loan, shares of stock are released from the suspense account and allocated to participants’ accounts.  As a result of the purchase of Hercules by Ashland, the shares of Hercules stock in the Plan were exchanged for shares of Ashland common stock.  Participants direct the investment of their account into any of the Plan’s investment options, or a combination thereof.  Eligible participants are also eligible to receive a performance-based employer contribution based on pre-established performance metrics.  For employees hired on or after January 1, 2005, the Company also makes a Basic Retirement Contribution equal to 2% of their earnings each pay period.

The Plan provides for various stock, bond, and fixed income mutual fund investment options and Ashland common stock.  These investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain of these investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in one or more of these or other risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Plan includes an employee note receivable provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan.  The note receivables are evidenced by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential notes, which have a maximum term of 120 months.  The note receivables bear a reasonable interest rate fixed at the date the note is granted.  The note receivables are repaid over the term in monthly installments of principal and interest by payroll deduction.  A participant also has the right to repay the note receivable in full at any time without penalty.

Effective January 1, 2005, the Plan was amended to permit variable employer contributions to eligible participants.  This Performance Retirement Contribution (“PRC”) is based on Company performance each year against specific performance targets.  Effective January 1, 2009, Company performance may include the metrics deemed advisable or convenient and may include performance of the whole Company and each affiliate.  Company performance at target will generate an average PRC contribution equal to 3% of participant’s annual wages.  If the Company’s

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.           Description of Plan (continued)

performance exceeds the target, the average contribution could go up to 6% of annual wages.  If the Company achieves the target in a given year and generates a 3% pool, the Company will make contributions to the participants’ accounts in these amounts:

1.5% of pay for employees with less than 11 years of service.

3% of pay for employees with between 11 and 20 years of service.

4.5% of pay for employees with greater than 20 years of service.

The Company performance target for the PRC for both 2010 and 2009 was Operating Cash Flow.  Based on performance against target, the Company made a $6,889 PRC for 2010 and a $2,997 PRC for 2009.

As of December 31, 2010, the Hercules Savings and Investment Plan was renamed the Ashland Inc. Union Employee Savings Plan. In conjunction with this change, a majority of the participants were transferred to the Ashland Inc. Employee Savings Plan (for a total transfer of $349,325) with the exception of a select group of union-affiliated employees. These employees remained in the Plan and will continue to do so indefinitely. The Vanguard Group was both the Trustee and Recordkeeper for the Plan. As of December 31, 2010, both the Trustee and Recordkeeper for the Plan were changed to Fidelity Investments. Certain in-kind investment assets and participant loans have been recognized in the accounts of the Plan as of December 31, 2010, at their balances as previously carried in the accounts at Vanguard. The remaining investment assets have been recorded by the Plan as investments in transit on December 31, 2010.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue any or all of its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.           Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures of assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

The financial statements of the Plan are prepared under the accrual method of accounting.  Investments in the Plan are carried at fair value.  The fair value of the common stock of Ashland Inc. is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year.  The market values for funds managed by the Trustee are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying securities held by the fund.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

Withdrawals are recorded upon distribution.  The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (“OVD”) for determining their final withdrawal.  The OVD is the last business day of any month following retirement, in which the distribution is requested.

Certain prior period amounts are reclassified to conform with the current year’s presentation.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

3.           Fair Value Measurements

The financial statements of the Plan are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, summarized below:

Level 1 – Quoted prices in active markets for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly.  Examples include matrix pricing, utilizing yield curves, prepayment speeds, credit risks, etc; quoted prices for similar assets in active markets; and input derived from observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Ashland Common Stock Fund	$-	$3,881	$-	$3,881
Mutual Funds	5,263	-	-	5,263

Total	$5,263	$3,881	$-	$9,144

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Common stock, mutual funds	$258,453	$40,947	$-	$299,400
Guaranteed investment contracts	-	-	83,541	83,541

Total	$258,453	$40,947	$83,541	$382,941

As described in ASC 962, Plan Accounting—Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the ASC, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  The Vanguard Retirement Savings Trust in 2009 held investment contracts in a common collective trust and are subject to the requirements of the ASC.  As of December 31, 2010, no investment contracts were held that are subject to the requirements of the ASC.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

3.           Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  While, the value of the Ashland Common Stock Fund is determined based on the price of Ashland common stock, the fund also holds cash, and therefore is not traded on an exchange or active market.

Ashland Common Stock Fund:  Value is determined based on the underlying investments, which are traded on an exchange and active market.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the plan at year-end.

Guaranteed investment contract:  Held in a common / collective trust and valued at fair value per ASC 962 guidance.  Fair value is approximated by discounting the related cash flows of the contracts. The significant assumptions for the discounted cash flow approach include a discount rate based on current yields of similar instruments with comparable durations.

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2010 were as follows:

	Level 3 Assets
	Guaranteed
	Investment
	Contracts	Total

Balance at December 31, 2009	$83,541	$83,541

Realized and unrealized gains (losses)	(83,541)	(83,541)

Balance at December 31, 2010	$-	$-

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2009 were as follows:

	Level 3 Assets
	Guaranteed
	Investment
	Contracts	Total

Balance at December 31, 2008	$87,474	$87,474

Realized and unrealized gains (losses)	(3,933)	(3,933)

Balance at December 31, 2009	$83,541	$83,541

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

4.           Investments

The following table presents the fair values of investments held by the Trustee at December 31:

		2010	2009
*	Vanguard 500 Index Fund	$-	$34,327
	Vanguard Explorer Fund	647	6,882
	Vanguard Extended Market Index Fund	320	7,679
	Vanguard Growth & Income Fund	-	13,184
*	Vanguard Institutional Index	2,171	-
*	Vanguard International Growth Fund	-	21,799
*	Vanguard PRIMECAP Fund	-	35,008
	Vanguard Prime Money Market	-	50
	Vanguard Small-Cap Value Index Fund	538	7,872
*	Vanguard Total Bond Market Index Fund	1,485	27,333
	Vanguard Windsor II Fund	-	18,207
*	Ashland Common Stock Fund	3,881	40,947
*	Vanguard Retirement Savings Trust	-	83,541
	Vanguard Inflation-Protected Securities Fund	102	2,335
	Vanguard Target Retirement 2005 Fund	-	5,163
	Vanguard Target Retirement 2010 Fund	-	6,001
	Vanguard Target Retirement 2015 Fund	-	18,929
	Vanguard Target Retirement 2020 Fund	-	14,433
*	Vanguard Target Retirement 2025 Fund	-	19,572
	Vanguard Target Retirement 2030 Fund	-	7,471
	Vanguard Target Retirement 2035 Fund	-	5,536
	Vanguard Target Retirement 2040 Fund	-	1,974
	Vanguard Target Retirement 2045 Fund	-	1,707
	Vanguard Target Retirement 2050 Fund	-	827
	Vanguard Target Retirement Income	-	2,164

	Total	$9,144	$382,941

*	Represents at least 5% of the Plan's net assets at December 31, 2010 or 2009.

As of December 31, 2010, the Plan assets are held with Fidelity Investments.  The Plan offers various investment vehicles in which participants may invest their account balances. Net appreciation in fair value of investments for the Plan for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Ashland Common Stock Fund	$10,922	$36,927
Mutual Funds	23,622	46,448
Net appreciation (depreciation) in fair value of investments	$34,544	$83,375

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

5.           Employer Contributions

As of, and for the years ended December 31, 2010 and 2009, respectively, the Company made the following contributions to the Plan.

	Cash	Stock	Total

December 31, 2010	$1,771	$6,547	$8,318

December 31, 2009	$537	$6,054	$6,591

At December 31, 2010 and 2009, $1,204 and $258 respectively were receivable from the Company.

6.           Non-participant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

		Contributions
	Investments	Receivable	Loan Payable	Net Assets
December 31, 2010
Ashland Common Stock Fund
(participant-directed)	$3,881	$-	$-	$3,881
	3,881	-	-	3,881
Ashland ESOP Stock Fund
(non-participant-directed)
Allocated	-	-	-	-
Unallocated	-	-	-	-
	-	-	-	-

	$3,881	$-	$-	$3,881

December 31, 2009
Ashland Common Stock Fund
(participant-directed)	$14,326	$47	$-	$14,373
	14,326	47	-	14,373
Ashland ESOP Stock Fund
(non-participant-directed)
Allocated	19,006	223	-	19,229
Unallocated	7,615	-	(4,018)	3,597
	26,621	223	(4,018)	22,826

	$40,947	$270	$(4,018)	$37,199

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

6.           Non-participant-directed Investments  (continued)

Investment income (loss) for the years ended December 31, 2010 and 2009 are as follows:

	Ashland
	Common	Ashland ESOP Stock Fund
	Stock Funds	Allocated	Unallocated
December 31, 2010
Net appreciation in fair value of
investments	$3,702	$5,046	$2,174
Employer contributions	60	(670)	1,219
Employee contributions	635	-	-
Benefit paid to participants	(1,886)	(2,719)	-
Interest income (expense)	153	234	(75)
Allocation of shares under ESOP provisions	-	9,789	(9,789)
Net loan activity	136	199	-
Other (deductions) additions	(2)	(7)	55
Transfer to other investment options	(3,237)	(4,651)	-
Transfer to Ashland Plans	(10,053)	(26,450)	2,819
Net (decrease) increase	$(10,492)	$(19,229)	$(3,597)

December 31, 2009
Net appreciation in fair value of
investments	$12,365	$12,683	$6,055
Employer contributions	(158)	324	5,983
Employee contributions	667	-	-
Benefit paid to participants	(385)	(581)	-
Interest income (expense)	105	130	(306)
Allocation of shares under ESOP provisions	-	6,732	(6,732)
Net loan activity	71	144	-
Stock conversion adjustment	-	-	5,824
Other (deductions) additions	(15)	(12)	-
Transfer to other investment options	(1,006)	(2,629)	-
Net (decrease) increase	$11,644	$16,791	$10,824

7.           Loan Payable

Pursuant to a loan agreement entered into with the Company in 2001, the Plan borrowed $11,000 in December 2001.  This loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed principal payment schedule of $200 per year on December 31 of each year from 2002 through 2019, with a balloon payment of $7,400 payable on December 31, 2020.  On April 29, 2002, the Plan borrowed an additional $75,000 from the Company.  Principal payments on the loans are made in the same proportion as shares are released from the ESOP.  The interest rate of both loans at December 31, 2010 was 3.0%.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

7.           Loan Payable (continued)

The Plan provides for the periodic allocation of shares of Ashland common stock to the account of Plan participants to satisfy the Company matching obligations. As of December 31, 2010, there was no outstanding borrowing due to the Plan transfer to the Ashland Inc. Employee Savings Plan, thus satisfying the debt requirement. The value of the outstanding borrowings was $4,018 at December 31, 2009.

8.           Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

9.    Tax Status

On March 18, 2003, the Internal Revenue Service advised the Company that the Plan as amended through January 28, 2002 is a qualified plan and trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.  The Plan has been amended since receiving the determination letter to include, among other things, the merger of the BetzDearborn Plan and the performance based and fixed contributions.  A subsequent, off cycle, filing was made with the Internal Revenue Service for amendments through January 31, 2008, the date of such filing.  By letter dated April 22, 2010, the Internal Revenue Service returned the filing to the Company because the filing was off cycle.  The Internal Revenue Service stated that the Plan should be filed during its remedial amendment cycle which ends on January 31, 2011.  The Company submitted an updated filing to the Internal Revenue Service in January 2011.  As of the date of these financial statements, a determination letter has not yet been received from the Internal Revenue Service however, the Plan administrator and the Plan’s counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

10.           Recent Accounting Pronouncements

In January 2010, FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to ASC Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2 and 3. This standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted the disclosures required as of January 1, 2010.

In September 2010, FASB issued ASU No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. Participant loans were previously classified as investments. The amendments in this update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid balance plus any accrued but unpaid interest. The amendments in this update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan adopted the amendments to this update retrospectively and the financial statements reflect participant loans as notes receivable rather than investment.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

10.           Recent Accounting Pronouncements (continued)

As of December 31, 2010, there are no recently issued accounting standards not yet adopted which would have a material effect on the Plan’s financial statements.

11.           Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SCHEDULE I

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year
Attachment for Schedule H, Line 4i

As of December 31, 2010

Ashland Inc. Union Employee Savings Plan, EIN 51-0023450, PN 020

				Current/
Identity of Issue		Investment Type	Cost/Contract Value**	Market Value

*	Vanguard Explorer Fund	Registered Investment Company		$646,972
*	Vanguard Extended Market Index Investment	Registered Investment Company		320,577
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Company		101,560
*	Vanguard Institutional Index Fund	Registered Investment Company		2,170,934
*	Vanguard Small-Cap Index	Registered Investment Company		537,655
*	Vanguard Total Bond Market Index	Registered Investment Company		1,485,190
*	Ashland Common Stock Fund	Company Stock Fund		3,880,748
	Total Investments			9,143,636
*	Participant notes receivable, maturity dates through
	January 2016 and annual interest rates of 4.25% and 9.25%			1,301,893
	Total Assets Held for Investment Purposes			$10,445,529

* Party in Interest
** Required for nonparticipant-directed investments only

						SCHEDULE II

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

Schedule of Reportable Transactions
Attachment for Schedule H, Line 4j

For the year ended December 31, 2010

Ashland Inc. Union Employee Savings Plan, EIN 51-0023450, PN 020

					Current
Identity					Value of
of				Historical	Asset on
Party	Description	Purchase	Selling	Cost of	Transaction	Historical
Involved	of Asset	Price	Price	Asset	Date*	Gain (Loss)

Vanguard	Vanguard 500 Index Inv	$5,098,935.37			$5,098,935.37
Vanguard	Vanguard 500 Index Inv		$43,447,871.13	$38,645,349.25	43,447,871.13	$4,802,521.88
Vanguard	Vanguard Int'l Growth Fund Inv	3,760,919.66			3,760,919.66
Vanguard	Vanguard Int'l Growth Fund Inv		28,135,558.41	27,252,603.53	28,135,558.41	882,954.88
Vanguard	Vanguard PRIMECAP Fund Inv	2,698,705.83			2,698,705.83
Vanguard	Vanguard PRIMECAP Fund Inv		40,996,356.60	32,091,561.40	40,996,356.60	8,904,795.20
Vanguard	Vanguard Tgt Retirement 2015	4,000,585.23			4,000,585.23
Vanguard	Vanguard Tgt Retirement 2015		24,642,082.90	21,171,370.36	24,642,082.90	3,470,712.54
Vanguard	Vanguard Tgt Retirement 2020	1,918,702.93			1,918,702.93
Vanguard	Vanguard Tgt Retirement 2020		17,800,008.93	13,951,763.21	17,800,008.93	3,848,245.72
Vanguard	Vanguard Tgt Retirement 2025	1,858,562.70			1,858,562.70
Vanguard	Vanguard Tgt Retirement 2025		23,528,998.67	19,412,699.30	23,528,998.67	4,116,299.37
Vanguard	Vanguard Total Bd Mkt Indx Inv	8,548,315.26			8,548,315.26
Vanguard	Vanguard Total Bd Mkt Indx Inv		36,574,830.36	35,291,015.05	36,574,830.36	1,283,815.31
Vanguard	Vanguard Windsor II Fund Inv	1,906,240.81			1,906,240.81
Vanguard	Vanguard Windsor II Fund Inv		21,424,647.62	21,654,281.37	21,424,647.62	(229,633.75)
Vanguard	Vanguard Retire Savings Trust	21,833,184.80			21,833,184.80
Vanguard	Vanguard Retire Savings Trust		100,383,063.38	100,383,063.35	100,383,063.38	0.03
Vanguard	Ashland Common Stock Fund	17,630,449.46			17,630,449.46
Vanguard	Ashland Common Stock Fund		59,710,439.77	33,502,169.78	59,710,439.77	26,208,269.99

*
 Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

Date: June 28, 2011	By /s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial Officer of Ashland Inc. Chairperson of the Ashland Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1           Consent of Morison Cogen LLP